SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 29, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew makes strategic investment in surgical robotics with acquisition of Blue Belt Technologies

29 October 2015

Smith & Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces it has agreed to acquire Blue Belt Holdings, Inc. ("Blue Belt Technologies") for $275 million, securing a leading position in the fast-growing area of orthopaedic robotics-assisted surgery.

"Our experience working with Blue Belt Technologies and our customer insight has convinced us that robotics will become increasingly mainstream across orthopaedic reconstruction in the foreseeable future," said Olivier Bohuon, Chief Executive Officer of Smith & Nephew. "This acquisition is a compelling strategic move, with the combination of complementary products and R&D programmes creating a platform from which we can shape this exciting new area of surgery. It reinforces our distinctive orthopaedic reconstruction strategy, which combines cutting edge innovation, disruptive business models and a strong emerging markets platform to drive outperformance."

Today, Blue Belt Technologies' Navio® surgical system provides robotics-assistance in unicondylar or partial knee replacement surgery through CT-free navigation software and a unique hand-held, robotic bone-shaping device. It is a highly portable system that can be moved freely within hospitals or ambulatory surgical centres. Navio brings a high degree of implant placement accuracy, combined with attractive economics and ease of use.

The combination of Blue Belt Technologies with Smith & Nephew's Knee Implant franchise has a powerful rationale.

• Creates a strong combined partial knee portfolio from which to accelerate growth in the attractive area of partial knee replacement surgery:

—  Smith & Nephew is at present Blue Belt Technologies' most successful implant sales partner, with the Navio robotics system available for the JOURNEY◊ UNI partial knee and the recently acquired ZUK◊ unicompartmental knee.

— Combining our next generation products in development with robotic technology will give Smith & Nephew an enhanced platform from which we intend to deliver further expansion.

• Significant further upside anticipated from a range of new product launches that will expand Navio into indications beyond partial knees:
— Total knee system - due to launch in 2017, bringing Navio to surgeons performing total knee procedures and supporting Smith & Nephew products such as JOURNEY II.
— Revision knee system - the Blue Belt Technologies' pipeline includes robotics-assisted technology for revision knee surgery, a highly complex and fast-growing area currently not served by robotics.

—  Bi-cruciate retaining knee system - Blue Belt Technologies' programme will support our existing development work in bi-cruciate retaining knee arthroplasty (JOURNEY II XR), a potential major new market that, though technically demanding, should offer patients more natural motion and greater stability by preserving the anterior and posterior cruciate ligaments.

—  Blue Belt Technologies' pipeline also includes programmes targeting, amongst other conditions, total hip arthroplasty and adjacencies such as sports medicine, offering further possibilities for indication expansion over the longer-term.

• Additional opportunities from using Smith & Nephew's global commercial infrastructure to widen adoption of robotics-assisted technology outside of the US.

Eric Timko, President and CEO of Blue Belt Technologies, commented: "Blue Belt Technologies has redefined robotics in orthopaedic surgery, establishing strong traction with customers who are attracted by the high degrees of implant placement accuracy made possible by Navio, as well as its ease of use, portability and attractive economics. We are delighted to be joining with Smith & Nephew, with whom we share a passion for innovation and a mission to support healthcare professionals. Together, we will realise the many opportunities to bring the benefits of robotics-assisted surgery to more patients and new indications."

Navio has been developed as an open platform for partial knees and Smith & Nephew will continue to support customers choosing to use implants from other manufacturers.

We expect annual revenue growth at Blue Belt Technologies to be in excess of 50% over the medium-term from a 2015 base of approximately $19 million. Investment in the combined R&D programmes and supportive clinical evidence will dilute Group trading profit margin by around 60bps in 2016, with the business becoming profitable in 2018. Return on capital employed is expected to exceed our weighted average cost of capital in year four.

The acquisition cost of $275 million is subject to any closing adjustments and will be funded from existing debt facilities. The transaction is expected to close around the year end, subject to the satisfaction of customary conditions. Approximately 120 employees, based in Pittsburgh and Minneapolis, USA and Manchester, UK, will be joining Smith & Nephew.

Enquiries

Investors Ingeborg Øie Smith & Nephew	+44 (0) 20 7960 2285
Financial Media Charles Reynolds Smith & Nephew	+44 (0) 20 7401 7646
Ben Atwell / Matthew Cole FTI Strategic Consulting	+44 (0) 20 3727 1000
Trade Media Joe Metzger Smith & Nephew	+1 (978) 749-1330

About Blue Belt Technologies
Blue Belt Technologies is a global leader in surgical robotics, developing and commercializing next-generation robotics-assisted technologies for use in orthopedic surgery and other specialties. Blue Belt Technologies is focused on the continued commercial success and application expansion of the Navio® Surgical System, which leverages the company's proprietary and differentiated handheld robotic technology. The Navio system helps surgeons deliver precise and consistent results for their patients. Blue Belt Technologies is a spin-off of Carnegie Mellon University's Robotics Institute. The company's lead investor is HealthpointCapital Partners along with additional funding support from CRG, Innovation Works, and Pittsburgh Life Sciences Greenhouse. For more information visit www.bluebelttech.com.

Piper Jaffray & Co. is acting as financial advisor and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. is legal advisor for Blue Belt Technologies.

About Smith & Nephew
Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 100 countries. Annual sales in 2014 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 29, 2015

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary